Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE SECOND QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2024

Monaco, July 31, 2024 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the second quarter (“Q2 2024”) and six-months ended June 30, 2024.

I.	PROFITABILITY AND LIQUIDITY

•	Q2 2024 Net Income available to common stockholders of $91.3 million ($0.77 per share).

•	Q2 2024 Adjusted Net Income available to common stockholders[1] of $91.4 million ($0.77 per share).

•	Q2 2024 liquidity of $1,118.3 million[2].

II.	FULL REDEMPTION OF 8.875% SERIES E CUMULATIVE REDEEMABLE PERPETUAL PREFERRED STOCK

•	Full redemption with cash on hand on July 15, 2024.

•	Annual cash flow savings of ca. $10.1 million.

III.	OWNED FLEET CHARTER UPDATE[3] - NEW CHARTER ARRANGEMENTS AND FULLY EMPLOYED CONTAINERSHIP FLEET FOR THE YEAR AHEAD

•	100% and 88% of the containership fleet[4] fixed for 2024 and 2025, respectively.

•	Contracted revenues for the containership fleet of approximately $2.4 billion with a TEU-weighted duration of 3.5 years[5].

•	New fixtures for seven containerships, six of them on a forward basis, for a period ranging from 24 to 36 months and with incremental contracted revenues of $224 million.

•	Entered into more than 25 chartering agreements for our owned dry bulk fleet since Q1 2024 earnings release.

IV.	SALE AND PURCHASE ACTIVITY

Vessel Disposals

•	Conclusion of the sale of the 2011-built, 33,755 DWT capacity dry bulk vessel, Adventure.

-	Net sale proceeds after debt repayment amounted to $7.1 million.

•	Agreement for the sale of the 2009-built, 58,018 DWT capacity dry bulk vessel, Oracle (expected conclusion of the sale within Q3 2024).

-	Estimated net sale proceeds after debt prepayment of $4.0 million.

1 Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including our share of cash amounting to $0.1 million held by vessel owning-companies set-up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time (the “Framework Deed”), between the Company and York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York Capital”), margin deposits relating to our forward freight agreements (“FFAs”) and bunker swaps of $10.8 million, short term investments in U.S. Treasury Bills amounting to $18.0 million and $115.8 million of available undrawn funds from two hunting license facilities as of June 30, 2024.

3 Please refer to the Containership Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

4 Calculated on a TEU basis.

5 As of July 30, 2024.

Vessel Acquisitions

•	Conclusion of the acquisition of the 2012-built, 179,895 DWT capacity dry bulk vessel, Prosper (ex. Lowlands Prosperity).

•	Conclusion of the acquisition of the 2012-built, 181,415 DWT capacity dry bulk vessel, Frontier (ex. Frontier Unity).

V.	NEW DEBT FINANCING

•	Refinancing of existing indebtedness of three dry bulk vessels with one European financial institution. More specifically:

-	Total amount of approximately $15.8 million.

-	Loan proceeds towards prepayment of existing indebtedness.

-	Tenor of five years.

-	Improvement of funding cost and extension of maturity for all three refinanced vessels.

VI.	DRY BULK OPERATING PLATFORM

•	Costamare Bulkers Inc. (“CBI”) has currently fixed a fleet of 54 dry bulk vessels on period charters, consisting of:

-	32 Newcastlemax/ Capesize vessels.

-	22 Kamsarmax vessels.

•	Majority of the fixed fleet is on index linked charter-in agreements, consisting of:

-	23 charters for Newcastlemax/ Capesize vessels that are index linked.

-	10 charters for Kamsarmax vessels that are index linked.

•	Average remaining tenor for the Newcastlemax/ Capesize and Kamsarmax chartered-in fleet of 12 and 6 months, respectively.

VII.	LEASE FINANCING PLATFORM

•	Controlling interest in Neptune Maritime Leasing Limited (“NML”).

•	Company’s current investment in NML of $123.3 million.

•	Growing leasing platform, having funded 25 shipping assets as of the date of this press release, for a total amount of approximately $285 million, on the back of what we believe is a healthy pipeline.

VIII.	DIVIDEND ANNOUNCEMENTS

•	On July 1, 2024, the Company declared a dividend of $0.115 per share on the common stock, which will be paid on August 6, 2024, to holders of record of common stock as of July 19, 2024.

•	On July 1, 2024, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock, $0.546875 per share on the Series D Preferred Stock and $0.554688 per share on the Series E Preferred Stock, which were all paid on July 15, 2024 to holders of record as of July 12, 2024.

•	Available funds remaining under the share repurchase program of approximately $30 million for common shares and $150 million for preferred shares.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the second quarter of the year, the Company generated Net Income of about $91 million. As of quarter end, liquidity was above $1.1 billion.

In the containership sector, continued vessel diversions around Africa and an early peak season, with higher than expected cargo demand, have resulted in charter rates remaining on an upward trajectory against a backdrop of short supply of prompt tonnage.

During the quarter, we chartered on a forward basis seven containerships for a minimum period of between 2 to 3 years. The new charter agreements are expected to generate incremental contracted revenues of above $220 million.

The containership fleet employment stands at 100% and 88% for 2024 and 2025, respectively, and total contracted revenues amount to $2.4 billion with a remaining time charter duration of 3.5 years.

On the dry bulk side, we progress with our strategy to renew the owned fleet and increase its average size having concluded the sale of one 2011-built Handysize and agreed the sale of one 2009-built Supramax vessel while simultaneously acquiring two 2012-built Capesize ships.

CBI, our dry bulk trading platform, is commercially managing a fleet of 54 ships, the majority of which are on index-linked charter in agreements. As mentioned in the past, we have a long-term commitment to the sector, which has been a strategic decision for us.

Finally, with regards to Neptune Maritime Leasing, the platform has been steadily growing, having currently funded 25 shipping assets for a total amount of approximately $285 million on the back of a healthy pipeline.”

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2023	2024	2023	2024

Voyage revenue	$614,712	$947,655	$365,943	$477,483
Voyage revenue – related parties	-	31,776	-	31,776
Total voyage revenue	$614,712	$979,431	$365,943	$509,259
Accrued charter revenue (1)	$531	$(570)	$2,796	$(1,331)
Amortization of time-charter assumed	$29	$(144)	$(20)	$(182)
Total voyage revenue adjusted on a cash basis (2)	$615,272	$978,717	$368,719	$507,746
Income from investments in leaseback vessels	$1,477	$11,419	$1,477	$6,161

Adjusted Net Income available to common stockholders (3)	$115,093	$166,626	$68,559	$91,383
Weighted Average number of shares	122,560,175	118,902,719	122,588,759	119,176,547
Adjusted Earnings per share (3)	$0.94	$1.40	$0.56	$0.77

Net Income	$216,258	$205,547	$67,394	$102,875
Net Income available to common stockholders	$204,807	$185,472	$63,246	$91,292
Weighted Average number of shares	122,560,175	118,902,719	122,588,759	119,176,547
Earnings per share	$1.67	$1.56	$0.52	$0.77

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Total voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the six-month periods ended June 30, 2024 and 2023. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2023	2024	2023	2024

Net Income	$216,258	$205,547	$67,394	$102,875
Earnings allocated to Preferred Stock	(15,448)	(13,278)	(7,854)	(5,597)
Deemed dividend of Series E Preferred Stock	-	(5,446)	-	(5,446)
Non-Controlling Interest	3,997	(1,351)	3,706	(540)
Net Income available to common stockholders	204,807	185,472	63,246	91,292
Accrued charter revenue	531	(570)	2,796	(1,331)
Deferred charter-in expense	-	501	-	501
General and administrative expenses - non-cash component	2,854	4,156	1,446	2,458
Amortization of time-charter assumed	29	(144)	(20)	(182)
Realized gain on Euro/USD forward contracts	(235)	(488)	(283)	(49)
Gain on sale of vessels, net	(118,046)	(3,422)	(31,328)	(2,429)
Loss on vessel held for sale	-	2,308	-	2,308
Loss on sale of vessels, net, by jointly owned companies with York Capital included in equity gain on investments	2,065	-	36	-
Non-recurring, non-cash write-off of loan deferred financing costs	1,439	305	465	123
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	21,649	(24,437)	32,201	(2,380)
Other non-cash items	-	2,945	-	1,072
Adjusted Net Income available to common stockholders	$115,093	$166,626	$68,559	$91,383
Adjusted Earnings per Share	$0.94	$1.40	$0.56	$0.77
Weighted average number of shares	122,560,175	118,902,719	122,588,759	119,176,547

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, deemed dividend of Series E Preferred Stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, deferred charter-in expense, amortization of time-charter assumed, loss on vessel held for sale, realized gain on Euro/USD forward contracts, gain on sale of vessels, net , loss on sale of vessels, net, by jointly owned companies with York Capital included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.